--------------------------------------------------------------------------------



                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997




                         COMMISSION FILE NUMBER 2-91694





                  INSTRON CORPORATION SAVINGS AND SECURITY PLAN
                            (Full title of the plan)





                               INSTRON CORPORATION
                                100 ROYALL STREET
                           CANTON, MASSACHUSETTS 02021

(Name and address of principal executive office of issuer of the securities held pursuant to the plan)



--------------------------------------------------------------------------------

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.











June 29, 1998                                      INSTRON CORPORATION




                                                   By:  /s/ John R. Barrett
                                                        ----------------------
                                                        John R. Barrett
                                                        Treasurer

                               INSTRON CORPORATION
                            SAVINGS AND SECURITY PLAN

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1997

     Financial Statements and Exhibits
     ---------------------------------

                                                                 Page No.
                                                                 --------

     a.  Financial Statements

         Report of Independent Accountants                           5

         Statements of Financial Condition as
          of December 31, 1997 and 1996                              6

         Statements of Income and Changes in Plan
          Equity for the years ended December 31, 1997,
          December 31, 1996 and December 31, 1995                    7

         Notes to Financial Statements                               8-20


     b.  Exhibits

         Exhibit I - Consent of Independent Accountants              21

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Instron Corporation Savings and
Security Plan


We have audited the accompanying statements of financial condition of the Instron Corporation Savings and Security Plan as of December 31, 1997 and 1996, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Instron Corporation Savings and Security Plan as of December 31, 1997 and 1996, and the changes in plan equity for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.





Boston Massachusetts                               /s/ Coopers & Lybrand L.L.P.
June 19, 1998                                      ----------------------------
                                                   COOPERS & LYBRAND L.L.P.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------
                        STATEMENTS OF FINANCIAL CONDITION
                        ---------------------------------


                                                    DECEMBER 31,
                                              -------------------------
                                                  1997          1996
                                                  ----          ----
ASSETS:

Cash equivalents                              $    39,483   $    37,955

Investment in Instron Corporation
     Common Stock, at fair value
       (cost $5,572,545 at December 31,
       1997, and $5,551,846 at December 31,
       1996)                                    8,813,644     6,042,187

Shares of Registered Investment Companies,
     at fair value (cost $22,281,904
     at December 31, 1997 and $17,902,409
     at December 31, 1996)                     25,009,367    20,152,389

Vanguard Retirement Savings Trust, at
 contract value                                 5,162,231     5,089,978

Loans receivable from Plan
     Participants                                 814,090       945,426

Contributions receivable:

     Employee                                      72,479        91,718
     Employer                                      21,080        27,593

Dividends receivable                               18,830        18,982

Other receivable                                   20,008        14,953
                                              -----------   -----------
Total Plan Assets                             $39,971,212   $32,421,181
                                              ===========   ===========
LIABILITIES AND PLAN EQUITY

Accounts payable                              $    18,373   $    42,209

Plan equity                                    39,952,839    32,378,972
                                              -----------   -----------
Total Liabilities and Plan Equity             $39,971,212   $32,421,181
                                              ===========   ===========


               See accompanying notes to the financial statements.

                           INSTRON CORPORATION SAVINGS
                           ---------------------------
                                AND SECURITY PLAN
                                -----------------

                              STATEMENTS OF INCOME
                              --------------------
                           AND CHANGES IN PLAN EQUITY
                           --------------------------


                                      For the year       For the year       For the year
                                          ended             ended              ended
                                   December 31, 1997  December 31, 1996  December 31, 1995
                                   -----------------  -----------------  -----------------
Investment income:
Interest                               $   383,234       $   382,457       $   362,748

Dividends on Instron
 Corporation Common Stock                   75,606            74,589            68,718

Other dividends                          3,151,450         1,753,076         1,390,210
                                       -----------       -----------       -----------

Net investment income                    3,610,290         2,210,122         1,821,676

Net appreciation in the fair
 value of investments                    3,722,611         1,082,270         1,974,077
                                       -----------       -----------       -----------

Net additions
 from investment activity                7,332,901         3,292,392         3,795,753
                                       -----------       -----------       -----------

Contributions:
     Participants                        2,271,112         1,910,693         3,779,555
     Employer                              579,866           560,888           572,670
                                       -----------       -----------       -----------

                                         2,850,978         2,471,581         4,352,225
                                       -----------       -----------       -----------

Total additions                         10,183,879         5,763,973         8,147,978

Less, benefit and termination
 payments to participants:
Distributions paid to
 participants                            2,610,012         1,837,576         1,041,938
                                       -----------       -----------       -----------


     Net increase in plan equity         7,573,867         3,926,397         7,106,040

Plan equity at beginning
 of year                                32,378,972        28,452,575        21,346,535
                                       -----------       -----------       -----------

Plan equity at end of year             $39,952,839       $32,378,972       $28,452,575
                                       ===========       ===========       ===========



               See accompanying notes to the financial statements.

                           INSTRON CORPORATION SAVINGS
                                AND SECURITY PLAN
                        NOTES TO THE FINANCIAL STATEMENTS


NOTE 1 - GENERAL DESCRIPTION OF THE PLAN

The following description of the Instron Corporation Savings and Security Plan (the "Plan") is intended to give a general summary of its principal provisions. For a more complete description of the Plan, refer to the Plan document.

The Plan was originally effective July 1, 1984 and was last amended and restated in its entirety effective August 5, 1996 and has been subsequently amended by the first, second and third amendment thereto.

The Plan consists of a cash or deferred compensation plan under Section 401(k) of the Code of 1986, as amended. The Plan is also an employee stock ownership plan. The purpose of the 401(k) plan is to enable participating employees of Instron Corporation ("Participants") to save for retirement on a tax-deferred and/or an after-tax basis, and the purpose of the Employee Stock Ownership Plan is to invest primarily in employer securities. The Plan is an individual account plan in which each Participant's benefits are based solely on the amounts contributed to the Plan by the Participant and by Instron Corporation (the "Company") on the Participant's behalf, as adjusted by income and gains and losses which are allocated to each Participant. The Plan is subject to the rules and regulations of the Employee Retirement Income Security Act of 1974, as amended, including rules relating to the duties and conduct of the Plan's fiduciaries.

The following is a description of the provisions of the Plan:

ELIGIBILITY. Employees of the Company are eligible to participate in the Plan as of their first pay period. Eligibility to receive matching Company contributions commences on the first day of the pay period coincident with the completion of one year of eligibility service. Non-resident aliens, summer interns, co-op students, temporary employees and independent contractors are not eligible to participate in the Plan.

ADMINISTRATION. The Plan is administered on behalf of the Company by the Committee which is appointed by the Company. Vanguard Fiduciary Trust Company, the Trustee under the Plan, acts as trustee, recordkeeper and custodian of the securities and investments held by the Plan.

CONTRIBUTIONS. The Plan permits four types of contributions--employee pre-tax contributions, employee after-tax contributions, employee rollover contributions and Company matching contributions. Each eligible employee may voluntarily enter into a salary adjustment agreement with the Company pursuant to which the employee agrees to a reduction in direct remuneration (pre-tax contribution). Participants may also enter into a payroll deduction agreement with the Company for after-tax contributions. The total of these deductions (pre-tax and after-tax) may not exceed 17% of annual compensation (the "Participant's Contributions").

The Company, in the discretion of the Board of Directors, may make matching contributions, based on a Participant's contributions. Currently, the matching contribution is equal to one-half of the Participant's Contributions (pre-tax and after-tax)up to 6% of compensation, with a maximum matching contribution of 3% of annual compensation (the "Company Contribution").

INVESTMENTS. Matching contributions made on a Participant's behalf by the Company will be invested in shares of the common stock of the Company. Participants who have attained age 55 and have 10 years of Plan membership may transfer a portion of their matching contribution account out of the Instron Common Stock Fund in accordance with Section 401(a)(28) of the Code. A Participant may direct that his pre-tax, after-tax and rollover contributions be invested in 10% increments in one or more of the following investment options designated by the Committee. Funds A-F are sponsored by The Vanguard Group. The description of each of the Vanguard funds is qualified in its entirety by the prospectus for the fund which can be obtained from the Trustee.

THERE CAN BE NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

FUND A - VANGUARD RETIREMENT SAVINGS TRUST. The Vanguard Retirement Savings Trust seeks to provide a high level of income and a stable share value of $1.00. The Trust invests in fixed rate investment contracts and variable rate investment contracts issued by insurance companies or banks that are highly rated by the major credit rating agencies and viewed by Vanguard as being financially sound. The interest rate and principal of each contract are obligations of the issuing insurance company or bank, NOT of the Trustee of the Company. Certain restrictions, limitations and penalties apply to transfers or withdrawals of a participant's account balances out of this Fund. These restrictions are described in the materials provided by the Trustee.

FUND B - VANGUARD MONEY MARKET RESERVES - PRIME PORTFOLIO. The Vanguard Money Market Reserves - Prime Portfolio ("Prime Portfolio") is a money market fund that seeks maximum current income, preservation of capital and liquidity by investing in a portfolio of high-quality money market instruments that mature in one year or less. These include negotiable certificates of deposit, bankers' acceptances, commercial paper, and other short-term corporate obligations. The Prime Portfolio seeks to maintain a net asset value of $1.00 per share. An investment in the Prime Portfolio is neither insured nor guaranteed by the U.S. Government, the Trustee or the Company, and there can be no assurance that the Prime Portfolio will be able to maintain a stable net asset value of $1.00 per share or that it will achieve any particular level of current income.

FUND C - VANGUARD FIXED INCOME SECURITIES FUND - LONG-TERM CORPORATE PORTFOLIO. The Vanguard Fixed Income Securities Fund - Long-Term Corporate Portfolio ("Corporate Portfolio") is a fixed income fund whose primary objective is to provide a high level of current income consistent with maintenance of principal and liquidity by investing in a diversified portfolio of long-term, investment grade bonds. At least 65% of the Corporate Portfolio is invested in corporate bonds rated a minimum of Baa3 by Moody's Investor Services or BBB by Standard & Poor's at the time of purchase. At least 80% of the Portfolio's assets will normally be invested in a combination of investment grade corporate bonds and securities of the U.S. government and its agencies. The Corporate Portfolio is designed for investors who are seeking a high-quality, long-term corporate bond portfolio and who are willing to accept the potential of significant share price volatility due to the relatively long average maturity of Corporate Portfolio's investments.

FUND D - VANGUARD WINDSOR FUND. The Vanguard Windsor Fund is an equity fund whose primary objective is to seek long-term growth of capital and income by investing in a portfolio of common stocks. As a secondary objective, this Fund also seeks to provide a reasonable level of current income. Although the Fund invests primarily in common stocks, it may invest in money market instruments, fixed income securities and other equity securities, such as preferred stock. The Fund may also invest in stock futures contracts and options.

FUND E - VANGUARD STAR PORTFOLIO. The Vanguard Star Portfolio is a diversified equity and fixed income fund whose primary objective is to maximize long-term total return of capital and income. The Star Portfolio invests 60%-70% of its assets in seven Vanguard equity funds, including Vanguard/Windsor Fund, Vanguard/Windsor II, Vanguard Index Trust-500 Portfolio, Vanguard/PRIMECAP Fund, Vanguard Morgan Growth Fund, and Vanguard Explorer Fund. Approximately 30%-40% of Star Portfolio's assets are invested in three Vanguard fixed-income portfolios including Long-Term Corporate Portfolio and GNMA Portfolio of Vanguard Fixed Income Securities Fund, and Prime Portfolio of Vanguard Money Market Reserves.

FUND F - VANGUARD U.S. GROWTH FUND. The Vanguard U.S. Growth Portfolio seeks long-term capital appreciation by investing in a diversified portfolio of common stocks with above-average growth potential. Dividend income is considered incidental. The U.S. Growth Portfolio invests primarily in the common stocks of companies whose prospects for growth are believed to be favorable. Such companies tend to have exceptional records, strong market positions, reasonable financial strength, and low sensitivity to changing economic conditions. Securities will be selected solely on the basis of their appreciation potential as determined from an assessment of their fundamental value and consideration of prevailing market conditions.

INSTRON COMMON STOCK FUND. Contributions allocated to the Instron Common Stock Fund are invested in common shares of Instron Corporation, which is purchased by the Trustee on the open market or directly from the Company, depending on market conditions. The value of the Instron Common Stock Fund is subject to fluctuation in the market price of Instron common stock and there is no guarantee of investment performance.

VESTING AND VOTING RIGHTS. Each Participant is, at all times, 100% vested in all of the investments in his account, including both those arising from Participant's Contributions and those arising from the Company's Contributions. Each Participant has the right to direct the Trustee's vote as to the number of Instron Corporation common shares standing to his credit in his account on the record date for any Company stockholder meeting. The Committee will direct the Trustee to vote proxies and take similar action with respect to the Plan's securities ownership other than Instron Corporation common shares.

PARTICIPANT'S ACCOUNTING. Each participant's account is independently maintained by the Trustee and reflects all Participant's contributions and Company's contributions by both contribution and investment category. Accounts are periodically adjusted to reflect the effect of investment income, realized and unrealized investment gains and losses and withdrawals and other distributions.

BENEFITS. Participants are entitled to receive their entire interest in the Plan in a lump sum whenever their employment with the Company terminates for any reason. Benefits are paid in cash, unless a Participant elects to receive an in-kind distribution of shares of Instron Common Stock credited to his account. During the period of employment with the Company, participants may (if they are over 59-1/2 years of age, or under certain hardship conditions) be entitled to withdraw part or all of their interest (exclusive of a portion of earnings) in investments arising from Participant's contributions, but not their interests in investments arising from the Company's matching contribution. If such withdrawals are non-hardship condition withdrawals, matching Company Contributions will be suspended during the twelve months following the withdrawal. All such withdrawals (except an amount equal to a Participant's after-tax contribution) are subject to federal income tax. In addition, a 10% excise tax is imposed on withdrawals made before the age of 59-1/2 years. Withdrawals of Company matching funds on the employee pre-tax and after-tax contributions are allowed upon termination of employment or retirement.

Benefit payments are generally distributed within 60 days after the Participant becomes entitled to receive them, in a manner prescribed by the Committee. Special rules apply in the case of a Participant's death.

PARTICIPANT LOANS. Active participants are permitted to borrow funds from their pre-tax, after-tax and rollover accounts in the Plan subject to certain limitations. Loans are not permitted from a Participant's Company Contribution account. During the 1997 Plan year, the interest rate on these loans was equal to Bank of Boston's prime rate plus 1%, at the time the loan is granted. These loans generally must be repaid over a period of no longer than 5 years. Interest paid by a Participant is credited to the account(s) from which the loan is made. Investment income includes interest income of $79,125, $78,825, and $76,074 from employee loans for the years ended December 31, 1997, 1996, and 1995, respectively.

MERGED PROFIT SHARING ACCOUNTS. In September 1995, the Instron Corporation Employees' Profit Sharing Plan was merged into the Plan. All participants are 100% vested in their transferred profit sharing accounts. Upon termination of employment, profit sharing accounts are distributed at the election of the participant in a lump sum, by purchase of an annuity or by installment payments over a period of up to 15 years. Participants may take loans from their profit sharing accounts in accordance with the rules discussed above.

OTHER. The Company's contributions may be made only to the extent the Company has available allowable deductions under the Internal Revenue Code. The contribution percentages of certain participants may be reduced under certain circumstances and other steps may be taken, as outlined in the Plan, in order to maintain the Plan's tax exempt status. There are special rules to allow "Rollover Contributions" of amounts received by employees from certain other retirement plans, as defined in the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING. The accompanying financial statements have been prepared on the accrual basis of accounting, in conformity with generally accepted accounting principles.

INVESTMENT VALUATION. Investments in mutual fund shares are valued at the net asset value announced by the fund as of the close of business on the last business day of the year.

Investments in Instron Corporation's common stock are valued at the last reported sales price on the last business day of the year. In the event that no sale was reported on that date, such investments are valued at the mean of the last reported bid and asked price or the price of the last sale reported, whichever is more recent.

Investments in shares of Vanguard's Retirement Savings Trust are stated at contract value, which approximates fair value. Participants' loans receivable are valued at cost which approximates fair value.

All investments of the Plan are valued at fair value as estimated by the recordkeeper.

SECURITY TRANSACTIONS AND INVESTMENT INCOME. Sales of shares of the collective investment trust are recorded on the Trustee's valuation dates (the last day of each calendar month). All other security transactions are recorded on the trade date. Realized gains or losses on security transactions are recorded as the difference between proceeds received and cost as determined on the average cost basis.

Transfers between investment options are treated as the purchase of one investment option out of the proceeds of the sale of another.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

PAYMENT OF BENEFITS. Benefits are recorded when paid.

EXPENSES OF THE PLAN. All expenses incurred in the administration of the Plan and the Trust are charged to and paid by the Company. To the extent not paid by the Company, the expenses may be charged against the Trust assets.

NET APPRECIATION (DEPRECIATION). The Plan presents in the Statement of Income and Changes in Plan Equity the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

USE OF ESTIMATES. The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of total plan assets, liabilities and equity at the date of the financial statements and the changes in plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISK AND UNCERTAINTIES. The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition.

NOTE 3 - INVESTMENTS

At December 31, 1997 and 1996, the number of units/shares, the cost and the current value of investments held were as follows:

                                                 December 31, 1997
                                    ----------------------------------------------
                                       Units/                          Market/Fair
                                      Shares            Cost             Value
                                    ---------         ---------         ----------
Instron Common Stock                  466,948       $ 5,572,545       $ 8,813,644*

Vanguard Windsor Fund                 957,803        14,315,695        16,263,492*

Vanguard Fixed Income
     Securities Fund,
     Investment Grade
     Bond Portfolio                   243,040         2,103,325         2,250,553*

Vanguard Money Market
     Trust, Prime Portfolio         2,297,962         2,297,962         2,297,962*

Vanguard Retirement Savings
     Trust                          5,162,231         5,162,231         5,162,231*

Vanguard STAR Portfolio               113,212         1,809,565         1,967,631*

Vanguard U.S. Growth Fund              77,691         1,755,357         2,229,729*

Loan Fund                                   0           814,090           814,090
                                                    -----------       -----------

     Total                                          $33,830,770       $39,799,332
                                                    ===========       ===========

*Exceed 5% of Plan Assets


                                                     DECEMBER 31, 1996
                                    ----------------------------------------------
                                     Units/                           Market/Fair
                                     Shares             Cost             Value
                                    ---------       -----------       -----------
Instron Common Stock                  473,897       $ 5,551,846       $ 6,042,187*

Vanguard Windsor Fund                 798,576        11,279,315        13,248,381*

Vanguard Fixed Income
     Securities Fund,
     Investment Grade
     Bond Portfolio                   213,467         1,840,560         1,876,377*

Vanguard Money Market
     Trust, Prime Portfolio         2,506,872         2,506,872         2,506,872*

Vanguard Retirement Savings
     Trust                          5,089,978         5,089,978         5,089,978*

Vanguard Star Portfolio                73,323         1,111,468         1,162,902

Vanguard U.S. Growth Fund              57,197         1,164,194         1,357,857

Loan Fund                                   0           945,426           945,426
                                                    -----------       -----------

     Total                                          $29,489,659       $32,229,980
                                                    ===========       ===========

*Exceed 5% of Plan Assets

NOTE 4 - PLAN TERMINATION

The Company believes the Plan will continue without interruption, but reserves the right to terminate or amend the Plan or discontinue contributions thereto. In the event that both the Plan and the related trust funds terminate, all participants' accounts continue to be fully vested and nonforfeitable. All accounts will be valued as of the termination date and all account balances will be distributed in full to participants, in the form of cash and/or Company common stock.

NOTE 5 - FEDERAL INCOME TAXES

The Plan and its related trust are intended to satisfy the provisions of Sections 401 and 501 of the Code as amended from time to time and under any corresponding provisions of the Code which may be enacted. The Plan is also designed to qualify as an "Employee Stock Ownership Plan" under Section 4975(e) of the Code. Accordingly, the Plan is intended to be exempt from Federal Income taxes.

The Plan last received a favorable determination letter dated January 3, 1997, from the IRS in connection with the Plan as amended and restated effective August 5, 1996, as amended. Management believes the Plan is operating in compliance with the requirements of the IRS to maintain its tax exempt status. Management is committed to amend the Plan as necessary to maintain its tax exempt status.

Annual Participant's contributions up to $9,500 in 1997, adjusted annually for cost of living, the Company's contributions, and earnings on all contributions may be tax deferred. In addition, when any shares of Common Stock of the Company are distributed as part of a lump distribution to an employee, a portion of the tax thereon (on net unrealized appreciation) may be postponed until the time of disposition of such shares. Tax on Plan distributions may be deferred to the extent a distribution is rolled over into another qualified plan or an IRA in accordance with IRS rules.

    NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                   December 31, 1997
                      ----------------------------------------------------------------------------------------------------------
                                                Vanguard
                        Instron                   Fixed     Vanguard                Vanguard    Vanguard
                        Common     Vanguard      Income      Money      Vanguard      U.S.     Retirement
                         Stock      Windsor     Securities   Market       Star       Growth      Savings    Loan
                         Fund        Fund         Fund      Reserves   Portfolio      Fund        Trust     Fund       Total
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
 Assets
 ------

Cash equivalents      $   39,483                                                                                     $    39,483


Investments at fair
 value                 8,813,644  $16,263,492  $2,250,553  $2,297,962  $1,967,631  $2,229,729  $5,162,231  $814,090   39,799,332

Contributions
receivable:
         Employee          2,756       31,066       4,851       4,739       6,234       9,104      13,729                 72,479
         Employer         21,080                                                                                          21,080


Dividends receivable      18,830                                                                                          18,830


Other receivable          20,008                                                                                          20,008
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------


Total Plan Assets     $8,915,801  $16,294,558  $2,255,404  $2,302,701  $1,973,865  $2,238,833  $5,175,960  $814,090  $39,971,212
                      ==========  ===========  ==========  ==========  ==========  ==========  ==========  ========  ===========


Liabilities and
 Plan Equity:
---------------

Accounts payable      $   18,373                                                                                     $    18,373


Plan Equity            8,897,428  $16,294,558  $2,255,404  $2,302,701  $1,973,865  $2,238,833  $5,175,960  $814,090   39,952,839
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------


Total Liabilities
 and Plan Equity      $8,915,801  $16,294,558  $2,255,404  $2,302,701  $1,973,865  $2,238,833  $5,175,960  $814,090  $39,971,212
                      ==========  ===========  ==========  ==========  ==========  ==========  ==========  ========  ===========

NOTE 6 - ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS
                                  (CONTINUED)

                                                                   December 31, 1996
                      ----------------------------------------------------------------------------------------------------------
                                                Vanguard
                        Instron                   Fixed     Vanguard                Vanguard    Vanguard
                        Common     Vanguard      Income      Money      Vanguard      U.S.     Retirement
                         Stock      Windsor     Securities   Market       Star       Growth      Savings     Loan
                         Fund        Fund         Fund      Reserves   Portfolio      Fund        Trust      Fund       Total
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------
Assets
------

Cash equivalents      $   37,955                                                                                     $    37,955


Investments at fair
value                  6,042,187  $13,248,381  $1,876,377  $2,506,872  $1,162,902  $1,357,857  $5,089,978  $945,426   32,229,980

Contributions
receivable:
         Employee          2,486       37,192       6,337       4,363       9,904      15,872      15,564                 91,718
         Employer         27,593                                                                                          27,593


Dividends receivable      18,982                                                                                          18,982


Other receivable          14,614          339                                                                             14,953
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------


Total Plan Assets     $6,143,817  $13,285,912  $1,882,714  $2,511,235  $1,172,806  $1,373,729  $5,105,542  $945,426  $32,421,181
                      ==========  ===========  ==========  ==========  ==========  ==========  ==========  ========  ===========


Liabilities and
 Plan Equity:
---------------

Accounts payable      $   42,209                                                                                     $    42,209


Plan Equity            6,101,608  $13,285,912  $1,882,714  $2,511,235  $1,172,806  $1,373 729  $5,105,542  $945,426   32,378,972
                      ----------  -----------  ----------  ----------  ----------  ----------  ----------  --------  -----------


Total Liabilities
 and Plan Equity      $6,143,817  $13,285,912  $1,882,714  $2,511,235  $1,172,806  $1,373,729  $5,105,542  $945,426  $32,421,181
                      ==========  ===========  ==========  ==========  ==========  ==========  ==========  ========  ===========

NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT
                                    PROGRAMS


                                                            For the year ended December 31, 1997
                           ---------------------------------------------------------------------------------------------------
                                                         Vanguard
                            Instron                       Fixed         Vanguard                   Vanguard      Vanguard
                            Common         Vanguard       Income         Money        Vanguard        U.S.      Retirement
                             Stock          Windsor     Securities       Market         Star         Growth       Savings
                              Fund           Fund          Fund         Reserves      Portfolio       Fund         Trust
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------
Investment Income:

Interest                   $     1,867                                                                          $   302,242

Dividends                       75,606    $ 2,599,200   $   158,625    $   125,120    $  182,466   $   86,039             0
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

  Net investment
  income                        77,473      2,599,200       158,625        125,120       182,466       86,039       302,242
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

Net appreciation in the
fair value of
investments
                             2,852,908        311,834       111,801              0       129,993      316,075             0
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

  Net additions from         2,930,381      2,911,034       270,426        125,120       312,459      402,114       302,242
  investment activity      -----------    -----------   -----------    -----------    ----------   ----------   -----------


Contributions:                  72,402        929,244       142,763        173,030       261,679      321,284       370,710
  Participants                 579,866              0             0              0             0            0             0
    Employer               -----------    -----------   -----------    -----------    ----------   ----------   -----------
                               652,268        929,244       142,763        173,030       261,679      321,284       370,710
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------
  Total additions            3,582,649      3,840,278       413,189        298,150       574,138      723,398       672,952
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

Less, benefit and
termination payments to
participants:

  Distributions paid to
  participants                 357,278      1,034,411        30,281        352,926       126,848      265,842       370,745
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

Interfund transfers           (428,785)       209,477        (9,523)      (152,835)      355,084      408,743      (228,204)
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

  Net increase
  (decrease) in plan
   equity                    2,796,586      3,015,344       373,385       (207,611)      802,374      866,299        74,003
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------


Plan equity at beginning
of  year                     6,101,608     13,285,912     1,882,714      2,511,236     1,172,805    1,373,729     5,105,542
                           -----------    -----------   -----------    -----------    ----------   ----------   -----------

Plan equity at end of
year                       $ 8,898,194    $16,301,256   $ 2,256,099    $ 2,303,625    $1,975,179   $2,240,028   $ 5,179,545
                           ===========    ===========   ===========    ===========    ==========   ==========   ===========

                                    Loan
                                    Fund          Total
                                -----------    -----------
Investment Income:

Interest                        $    79,125    $   383,234

Dividends                                 0      3,227,056
                                -----------    -----------

  Net investment
  income                             79,125      3,610,290
                                -----------    -----------

Net appreciation in the
fair value of
investments
                                          0      3,722,611
                                -----------    -----------

  Net additions from                 79,125      7,332,901
  investment activity           -----------    -----------

Contributions:
  Participants                            0      2,271,112
  Employer                                0        579,866
                                -----------    -----------
                                          0      2,850,978
  Total additions               -----------    -----------
                                     79,125     10,183,879
                                -----------    -----------
Less, benefit and
termination payments to
participants:

  Distributions paid to
  participants                       71,681      2,610,012
                                     ------      ---------
Interfund transfers
                                   (153,957)             0
                                -----------    -----------
  Net increase
  (decrease) in plan
   equity
                                   (146,513)     7,573,867
                                -----------    -----------

Plan equity at beginning
of  year
                                    945,426     32,378,972
                                -----------    -----------
Plan equity at end of
year
                                $   798,913    $39,952,839
                                ===========    ===========


  NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT
                              PROGRAMS (CONTINUED)



                                                         For the year ended December 31, 1996
                        ----------------------------------------------------------------------------------------------------

                                                   Vanguard
                          Instron                   Fixed        Vanguard                 Vanguard     Vanguard
                          Common       Vanguard     Income        Money        Vanguard     U.S.      Retirement
                          Stock         Windsor   Securities      Market         Star      Growth       Savings       Loan
                           Fund          Fund        Fund        Reserves      Portfolio    Fund         Trust        Fund
                        ---------     ----------  -----------    ---------     ---------  ---------   -----------   --------
Investment Income:

Interest               $     1,651                                                                    $   301,203   $  78,825

Dividends                   74,589   $ 1,263,916  $   156,653   $   123,864   $  101,508  $   99,427            0           0
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

 Net investment
 income                     76,240     1,263,916      156,653       123,864      101,508      99,427      301,203      78,825
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

Net appreciation
(depreciation)in the
fair value of
investments               (338,715)    1,425,384     (138,983)            0       30,369     114,916            0           0
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

 Net additions
 from investment
 activity                 (262,475)    2,689,300       17,670       123,864      131,877     214,343      301,203      78,825
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------
Contributions:
 Participants               75,464       782,730      141,381       137,558      142,171     176,873      390,379           0
 Employer                  544,646             0            0             0            0           0            0           0
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

                           620,110       782,730      141,381       137,558      142,171     176,873      390,379           0
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------


 Total additions           357,635     3,472,030      159,051       261,422      274,048     391,216      691,582      78,825
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

Less, benefit and
termination payments
to participants:

  Distributions
  paid to
  participants             305,546       352,873       82,840       143,348      167,732      40,692      543,539      56,217
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

                            52,089     3,119,157       76,211       118,074      106,316     350,524      148,043      22,608
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

Interfund transfers       (425,438)      345,533      (72,521)      (66,851)     443,984     427,836     (136,748)    (56,059)
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

  Net increase
  (decrease) in
  plan equity             (373,349)    3,464,690        3,690        51,223      550,300     778,360       11,295     (33,451)
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

Plan equity at
beginning of year        6,474,957     9,821,222    1,879,024     2,460,013      622,505     595,369    5,094,247     978,877
                       -----------   -----------  -----------   -----------   ----------  ----------  -----------   ---------

Plan equity at end of
year                   $ 6,101,608   $13,285,912  $ 1,882,714   $ 2,511,236   $1,172,805  $1,373,729  $ 5,105,542   $ 945,426
                       ===========   ===========  ===========   ===========   ==========  ==========  ===========   =========



                         Other          Total
                        --------      ---------

Investment Income:

Interest               $       778   $   382,457

Dividends                    7,708     1,827,665
                       -----------   -----------

 Net investment
 income                      8,486     2,210,122
                       -----------   -----------

Net appreciation
(depreciation)in the
fair value of
investments                (10,701)    1,082,270
                       -----------   -----------

 Net additions
 from investment
 activity                   (2,215)    3,292,392
                       -----------   -----------
Contributions:
 Participants               64,137     1,910,693
 Employer                   16,242       560,888
                       -----------   -----------

                            80,379     2,471,581
                       -----------   -----------


 Total additions            78,164     5,763,973
                       -----------   -----------

Less, benefit and
termination payments
to participants:

  Distributions
  paid to
  participants             144,789     1,837,576
                       -----------   -----------

                           (66,625)    3,926,397
                       -----------   -----------

Interfund transfers       (459,736)            0
                       -----------   -----------

  Net increase
  (decrease) in
  plan equity             (526,361)    3,926,397
                       -----------   -----------

Plan equity at
beginning of year          526,361    28,452,575
                       -----------   -----------

Plan equity at end of
year                   $         0   $32,378,972
                       ===========   ===========


  NOTE 7 - ALLOCATION OF PLAN INCOME AND CHANGES IN PLAN EQUITY TO INVESTMENT
                              PROGRAMS (CONTINUED)


                                                          For the year ended December 31, 1995
                         ------------------------------------------------------------------------------------------------
                                                        Vanguard
                            Instron                      Fixed        Vanguard                    Vanguard     Vanguard
                            Common        Vanguard       Income        Money         Vanguard        U.S.     Retirement
                            Stock          Windsor     Securities      Market          Star        Growth       Savings
                             Fund           Fund          Fund        Reserves       Portfolio      Fund         Trust
                         -----------     ----------    ----------    -----------     ---------    --------    -----------
Investment Income:

Interest                 $     2,085                                                                          $  283,457


Dividends                     68,718     $1,095,273    $  113,615    $   101,953     $ 40,753    $ 23,577              0
                         -----------     ----------    ----------    -----------     --------    --------    -----------

 Net investment
 income                       70,803      1,095,273       113,615        101,953       40,753      23,577        283,457
                         -----------     ----------    ----------    -----------     --------    --------    -----------

Net appreciation in
the fair value of
investments                  489,962      1,024,773       259,380              0       52,122      88,617              0
                         -----------     ----------    ----------    -----------     --------    --------    -----------

  Net additions
  from investment
  activity                   560,765      2,120,046       372,995        101,953       92,875     112,194        283,457
                         -----------     ----------    ----------    -----------     --------    --------    -----------

Contributions:
  Participants               184,727      1,073,855       170,092        999,767      241,577     202,067        801,663
  Employer                   529,218              0             0              0            0           0              0
                         -----------     ----------    ----------    -----------     --------    --------    -----------

                             713,945      1,073,855       170,092        999,767      241,577     202,067        801,663
                         -----------     ----------    ----------    -----------     --------    --------    -----------

  Total additions          1,274,710      3,193,901       543,087      1,101,720      334,452     314,261      1,085,120
                         -----------     ----------    ----------    -----------     --------    --------    -----------

Less, benefit and
termination payments
to participants:

  Distributions
  paid to
  participants               163,539        430,461        62,793        118,010       21,538      14,488        173,411
                         -----------     ----------    ----------    -----------     --------    --------    -----------

                           1,111,171      2,763,440       480,294        983,710      312,914     299,773        911,709
                         -----------     ----------    ----------    -----------     --------    --------    -----------

Interfund transfers          (79,601)       230,559        25,354       (114,831)      63,642      66,183       (248,069)
                         -----------     ----------    ----------    -----------     --------    --------    -----------

   Net increase in         1,031,570      2,993,999       505,648        868,879      376,556     365,956        663,640
   plan equity           -----------     ----------    ----------    -----------     --------    --------    -----------

Plan equity at
beginning of year          5,443,387      6,827,223     1,373,376      1,591,134      245,949     229,413      4,430,607
                         -----------     ----------    ----------    -----------     --------    --------    -----------

Plan equity at end of
year                     $ 6,474,957     $9,821,222    $1,879,024    $ 2,460,013     $622,505    $595,369    $ 5,094,247
                         ===========     ==========    ==========    ===========     ========    ========    ===========


                                 Loan
                                 Fund         Other           Total
                               --------    -----------     -----------

Investment Income:

Interest                    $   76,815    $       391        $362,748

Dividends                            0         15,039       1,458,928
                              --------    -----------     -----------

 Net investment
 income                         76,815         15,430       1,821,676
                              --------    -----------     -----------

Net appreciation in
the fair value of
investments                          0         59,223       1,974,077
                              --------    -----------     -----------

  Net additions
  from investment
  activity                      76,815         74,653       3,795,753
                              --------    -----------     -----------

Contributions:
  Participants                       0        105,807       3,779,555
  Employer                           0         43,452         572,670
                              --------    -----------     -----------

                                     0        149,259       4,352,225
                              --------    -----------     -----------

  Total additions               76,815        223,912       8,147,978
                              --------    -----------     -----------

Less, benefit and
termination payments
to participants:

  Distributions
  paid to
  participants                  30,710         26,988       1,041,938
                              --------    -----------     -----------

                                46,105        196,924       7,106,040
                              --------    -----------     -----------

Interfund transfers             66,887        (10,124)              0
                              --------    -----------     -----------

   Net increase in             112,992        186,800       7,106,040
   plan equity                --------    -----------     -----------

Plan equity at
beginning of year              865,885        339,561      21,346,535
                              --------    -----------     -----------

Plan equity at end of
year                          $978,877    $   526,361     $28,452,575
                              ========    ===========     ===========

NOTE 8 - PARTIES IN INTEREST

A portion of the Plan's investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee, recordkeeper and custodian of the securities and investments held by the Plan. Participants with outstanding loan balances and the Company are also considered to be parties in interest.